  Exhibit (a)(1)(F)

April 7, 2017

Dear Security Land & Development Corporation Shareholder,

Enclosed is the Offer to Purchase and Letter of Transmittal for AB Value Partners, LP and AB Opportunity Fund, LLC’s tender offer for up to all of the outstanding shares of common stock of Security Land & Development Corporation (“SLDC”) at an offer price of $1.57 per share in cash, subject to the terms and conditions set forth therein. The Offer Price is a 25.6% premium to SLDC’s existing tender offer, which offers to purchase up to 2,526,247 shares at $1.25 per share.

Please carefully read the enclosed Offer to Purchase. This Offer is scheduled to expire at 5:00 p.m., New York City time on May 9, 2017, so if you want to tender your shares, please follow the instructions in the Offer to Purchase and the enclosed Letter of Transmittal to properly tender your shares prior to the expiration.

If you have already tendered your shares in SLDC’s offer, you will need to withdraw your shares by submitting a timely written notice of withdrawal to SLDC (which may be delivered by facsimile) in accordance with the instructions set forth in SLDC’s offer materials before the expiration date of SLDC’s offer.

If you have any questions, please contact our Information Agent, InvestorCom, Inc., by email at info@investor-com.com or telephone (203) 972-9300.

Thank you,

Andrew Berger
AB Value Management LLC